Sub-Item 77Q2


                       DREYFUS HIGH YIELD STRATEGIES FUND


             SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Under Section 16(a) of the Securities Exchange Act of 1934, as amended,
     Section 30(h) of the Investment Company Act of 1940, as amended (the "1940 Act"), and Securities and Exchange Commission ("SEC") regulations thereunder, the Fund's officers and Trustees, persons owning more than 10% of the Fund's shares of beneficial interest, and certain additional persons outlined in Section 30(h) of the 1940 Act are required to report their transactions in the Fund's shares to the SEC, the New York Stock Exchange and the Fund. Based solely on written representations of such persons and on copies of reports that have been filed with the SEC, the Fund believes that, during the fiscal year ended March 31, 2008, all filing requirements applicable to such persons were complied with.